UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40759

Bragg Gaming Group Inc.

(Translation of registrant’s name into English)

130 King Street West, Suite 1955

Toronto, Ontario M5X 1E3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 of Bragg Gaming Group Inc. (File No. 333-259004).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Bragg Gaming Group Inc. - Interim unaudited condensed consolidated Financial Statements – Three and nine-month period ended September 30, 2023
99.2	Management discussion & analysis for the three and nine-month period ended September 30, 2023
99.3	Certification of Interim Filings - CEO
99.4	Certification of Interim Filings - CFO
99.5	News release, dated November 9, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAGG GAMING GROUP INC.

Date: November 9, 2023
	By:	/s/ Yaniv Spielberg
	Name:	Yaniv Spielberg
	Title:	Chief Strategy Officer